REVENUE LOAN AGREEMENT
(Promissory Note)

Date of Note: [EFFECTIVE DATE]

Principal Amount of Note: $[AMOUNT]

City and State of Lender: [CITY, STATE]

Payment Start Date: [FIRST PAYMENT]

For value received, Saranac Lake Community Store, Inc. a New York corporation (the "Borrower" hereby promises to pay to the order of, [INVESTOR NAME] in lawful money of the Unites States of America and in immediately available funds, the Repayment Amount (as defined below) in the manner set for the below.

1. **Definitions**.

    (a)   "***Gross Revenues***" means all of the Borrower's cash receipts, from all sales of any kind, including prepaid licenses, without any deduction or offset of any kind.

    (b)   "***Lenders***" means all of the purchasers of Notes in the Offering.

    (c)   "***Measurement Period***" means (i) with respect to the first Payment made on this Note, the period of time from the Payment Start Date to the first Payment Date, and (ii) with respect to each subsequent Payment made on this Note, the period of time from the immediately preceding Payment Date to the Payment Date of the applicable Payment.

    (d)   "***Note***" means this Revenue Loan Agreement (Promissory Note). "***Notes***" means all of the Notes issued in the Offering.

    (e)   "***Offering***" means the offering by the Borrower for the purchase of Notes under Rule 506(c) under the Securities Act based on the Securities Exchange Commission Rule dated July 24, 2103 titled: "Eliminating the Prohibition against General Solicitation and General Advertising in Rule 506 and Rule 144A Offerings".

    (f)   "***Payment Start Date***" means the date specified above, except in the case of a Permitted Deferral.

(g)   "***Pro-Rata Share***" of a Lender on any Payment Date (as defined below) shall be a fraction, the numerator of which is the principal amounts of the Notes issued to such Lender and outstanding as of such Payment Date, and the denominator of which is the aggregate principal amounts of all Notes issued in the Offering and outstanding as of such Payment Date.

(h)   "***Repayment Amount***" means an amount equal to 1.5 times the original principal amount of the Note.

(i)   "***Revenue Percentage***" means five percent (5%).

(j)   "***Securities Act***" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

2.   **Basic Terms**.

(a)   **Group of Revenue Loans**. This Note is issued as part of a group of identical Notes issued to the Lenders in the Offering.

(b)   **When Paid in Full**. This Note will be considered paid in full and shall terminate when the Borrower has paid the Lender the Repayment Amount, except in the Event of a Default, in which case the Borrower will owe Lender additional amounts as set forth herein and this Note will be considered paid in full and shall terminate when the Borrower has also paid the Lender such additional amounts.

(c)   **Interest Rate.** The interest rate on this Note is a function of the time it takes the Borrower to repay the Repayment Amount. To the extent allowed under applicable law, the revenue share will not be considered interest under state usury laws. Each of Borrower and Lender hereby acknowledges, agrees and declares that it is its intention to expressly comply with all applicable laws in respect of limitations on the amount or rate of interest that can legally be contracted for, charged or received under or in connection with the Note (the "***Maximum Rate***"). In no event whatsoever shall the amount of interest under the Note exceed the Maximum Rate. In the event any interest is paid to Lender by Borrower in an amount or at a rate which would exceed the Maximum Rate, then such excess shall be deemed to be automatically applied to any amount due Lender other than interest or, to the maximum extent permitted under applicable law, characterized as a standby fee, commitment fee, prepayment charge, delinquency charge, expense or reimbursement for a third-party expense rather than as interest; however, if the amount of such excess exceeds said unpaid amount or cannot be so characterized, such excess shall be refunded to Borrower.

(d)   **Security Interest**.   This Note is a general, unsecured obligation of the Borrower.

3.   **Payments.**

(a) Beginning on the Payment Start Date, Borrower shall make quarterly payments to the Lender until the Repayment Amount is repaid in full; provided, however, that at any time the Company may defer up to 1 of such payments upon notice to Lender (each, a "Permitted Deferral")

(b) Amount of Each Payment. The amount of each Payment to a Lender on a Payment Date shall be equal to the product of (i) the Revenue Percentage, multiplied by (ii) the Gross Revenues from the Measurement Period ended immediately prior to the applicable Payment Date, multiplied by (iii) the Lender's Pro-Rata Share as of such Payment Date.

(c) Timing of Payment. The Borrower will make each Payment to the Lender hereunder (or cause the Payments to be made through an agent) within thirty (30) days after each Payment Date.

(d) Order of Application of Payments. All payments under this Agreement shall be applied first to interest and then to principal, it being understood that the calculation of the amount of interest paid hereunder will vary based on a number of factors, including factors that may not be discernable at the time of any particular payment.

(e) Place of Payment. All amounts payable hereunder shall be payable at the office of WeFunder, Inc., c/o Lender, unless another place of payment shall be specified in writing by Lender.

4.   **Prepayment**. The Borrower shall have the right to pay to the Lenders the Repayment Amount in its entirety, at any time, by paying the Lenders, as set forth herein, any unpaid part of the Repayment Amount for all of the Notes. The Borrower shall have the right to from time to time make partial prepayments of the Repayment Amount, provided that each such partial prepayment shall be made to the Lenders in accordance with their respective Pro-Rata Shares as of the date of prepayment.

5.   **Characterization of Investment**. The Borrower and the Lender agree that they shall treat this Note as a loan for financial and tax and all other applicable purposes, and not as equity. The Lender agrees to comply with all applicable laws governing the making of loans to businesses in the jurisdiction in which they are resident.

6.   **Sharing of Payments.** If the Lender shall obtain any payment from the Borrower, whether voluntary, involuntary, through the exercise of any right of setoff or otherwise, on account of this Note in excess of its Pro-Rata Share of such payments, the Lender shall promptly remit the excess amount to the account stated in Section 3(e) hereof, to be shared among the other Lenders in accordance with their respective Pro-Rata Shares as of the date of remittance, or, in the case of an overpayment by the Borrower, to be returned to the Borrower.

7.   **Borrower Representations**

(a)   The Borrower is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Borrower of this instrument is within the power of the Borrower and has been duly authorized by all necessary actions on the part of the Borrower. This instrument constitutes a legal, valid and binding obligation of the Borrower, enforceable against the Borrower in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Borrower, it is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Borrower or (iii) any material indenture or contract to which the Borrower is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Borrower.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Borrower; (ii) result in the acceleration of any material indenture or contract to which the Borrower is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Borrower or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Borrower, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Borrower's corporate approvals; and (ii) any qualifications or filings under applicable securities laws.

8.   Lender Representations

(a)   The Lender has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes valid and binding obligation of the Lender, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   If the Lender has checked the box next to "Accredited Investor" on the signature page, the Lender represents that he, she or it is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act. If the Lender has checked the box next to "Unaccredited Investor" on the signature page, the Lender represents that he, she or it is complying with the rules and regulations of Regulation Crowdfunding, including the investment limits set forth in Section 4(a)(6) of the Securities Act. The Lender has been advised that this instrument and the underlying securities have not been registered under the Securities Act, or any state securities laws, and therefore cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Lender is purchasing this instrument and the securities to be acquired by the Lender hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Lender has no present intention of selling, granting any participation in, or otherwise distributing the same. The Lender has such knowledge and experience in financial and business matters that the Lender is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Lender's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

(c)   **Disclosure of Information**. The Lender has had an opportunity to discuss the Borrower's business, management, financial affairs and the terms and conditions of the Offering with the Company's management and has carefully considered the risks associated with an investment in the Note (including, without limitation, the risk factors and other disclosures set forth on the WeFunder platform utilized in the Offering). The Lender has consulted his, her or its own legal, tax, financial, investment and other advisors in connection with the Lender's execution and delivery of this Note and the Lender's investment in the Note, and acknowledges that the Borrower is giving no such legal, tax, financial or investment advice to the Lender.

(d)   **Disqualification Events**. No "bad actor" Disqualification Event is applicable to the Lender or, to the Lender's knowledge, any affiliate of the Lender, with respect to the Lender as an "issuer" for purposes of Rule 506 promulgated under the Securities Act, listed in the first paragraph of Rule 506(d)(1), except for a Disqualification Event as to which Rule 506(d)(2)(ii–iv) or (d)(3), is applicable.

(e)   **Foreign Investors**. If the Lender is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Lender hereby represents that he, she or it has satisfied himself, herself or itself as to the full observance of the laws of the Lender's jurisdiction in connection with any invitation to subscribe for the Note or any use of this Note, including (i) the legal requirements within the Lender's jurisdiction for the purchase of the Note, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale or transfer of the Note. The Lender's subscription and payment for and continued beneficial ownership of the Notes will not violate any applicable securities or other laws of the Lender's jurisdiction.

(f)   **Residence**. If the Lender is an individual, then he or she resides in the state or province identified in the address of such Purchaser set forth on the signature page hereto; and if the Lender is a partnership, corporation, limited liability company or other entity, then the office or offices of the Lender identified in the address or addresses of the Lender set forth on the signature page hereto is the principal place of business of the Lender.

9.   **Default.** Each of the following events shall be an "*Event of Default*" hereunder:

(a)   Other than with respect to a Permitted Deferral, Borrower fails to make any Payment due under this Note within ten (10) business days after due;

(b)   Borrower files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; or

      (c)   An involuntary petition is filed against Borrower (unless such petition is dismissed or discharged within ninety (90) days) under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee or assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of Borrower.

Upon the occurrence of an Event of Default hereunder, all unpaid principal, accrued interest and other amounts owing hereunder shall automatically be immediately due, payable and collectible by Lender pursuant to applicable law.

      10.   **Parity with Other Notes.** The Borrower's repayment obligation to the Lender under this Note shall be on parity with the Borrower's obligation to repay all Notes issued in the Offering. In the event that the Borrower is obligated to repay the Notes and does not have sufficient funds to repay all the Notes in full, payment shall be made to the holders of the Notes in accordance with their respective Pro-Rata Shares. The preceding sentence shall not, however, relieve the Borrower of its obligations to the Lender hereunder.

      11.   **Waiver.** Borrower waives presentment and demand for payment, notice of dishonor, protest and notice of protest of this Note, and shall pay all costs of collection when incurred, including, without limitation, reasonable attorneys' fees, costs and other expenses. The right to plead any and all statutes of limitations as a defense to any demands hereunder is hereby waived to the full extent permitted by law.

      12.   **Amendments.** Any provision of this Note (other than the Repayment Amount) may be amended, waived or modified only upon the written consent of the Borrower and the holders of a majority in principal amounts of the Notes then outstanding.

      13.   **Notice.** Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or three (3) business days after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

      14.   **Governing Law.** This Note shall be governed by, and construed and enforced in accordance with, the laws of the State of New York, excluding conflict of laws principles that would cause the application of laws of any other jurisdiction.

      15.   **Successors and Assigns.** Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that the Borrower may assign this instrument in whole, without the consent of the Lender, to any of its affiliates, in connection with a reincorporation to change the Borrower's domicile, or to any successor by merger, de-merger or sale of substantially all of the Borrower's assets. Subject to the foregoing, this instrument will be binding on the parties' successors and assigns.

      16.   **No Stockholder Rights.** The Lender is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of capital stock of the Borrower for any purpose, nor will anything contained herein be construed to confer on the Lender, as such, any of the rights of a stockholder of the Borrower or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise.

17.   **Tax Withholding**. The Lender hereby authorizes the Borrower to make any withholding required by law. The Lender agrees to provide to Borrower a Form W-9 or comparable form.

18.   **Not Effective Until Accepted by Borrower**. This Agreement is not effective until the Borrower has accepted the Lender's subscription.

19.   **Counterparts**. This Note may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

[Signature page follows.]

BORROWER:

Saranac Lake Community Store, Inc.

Name: *Founder Signature*

Title: [FOUNDER TITLE]

LENDER:

[INVESTOR NAME]

By: *Investor Signature*

Name: [INVESTOR FULL LEGAL NAME]

Title: [INVESTOR TITLE]

The Lender is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Lender is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited